

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

August 15, 2023

Barry Anderson
Chief Executive Officer
Data Knights Acquisition Corp.
Unit G6, Frome Business Park, Manor Road
Frome
United Kingdom, BA11 4FN

> **Re: Data Knights Acquisition Corp.**
> **Amendment No. 7 to Registration Statement on Form S-4**
> **Filed August 2, 2023**
> **Amendment No. 8 to Registration Statement on Form S-4**
> **Filed August 8, 2023**
> **File No. 333-266274**

Dear Barry Anderson:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 21, 2023 letter.

Amendment No. 7 to Registration Statement on Form S-4

Q: What equity stake will current stockholders of Data Knights hold after the Closing?, page 12

1.   We note your revised disclosure in response to comment 2. On page 12, and elsewhere in your filing where you present the ownership of the post-combination company, revise to include a line item for the Convertible Notes holders who will own 11.8% of the post-combination company.

   Please contact Taylor Beech at 202-551-4515 or Erin Jaskot at 202-551-3442 with any questions.


Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Andrew M. Tucker, Esq.